Mail Stop 4561

May 27, 2009

Thomas J. Stallings
Chief Executive Officer
Easylink Services International Corporation
6025 The Corners Parkway, Suite 100
Norcross, Georgia 30092

Re: **Easylink Services International Corporation**
      Form 10-K for the fiscal year ended July 31, 2008
      Filed October 21, 2008
      Form 10-Q for the quarterly period ended January 31, 2009
      Filed March 17, 2009
      File No. 000-24996

Dear Mr. Stallings:

        We have reviewed your response letter dated April 28, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 14, 2009.

Form 10-K for the fiscal year ended July 31, 2008

Item 1. Business

Pro Forma Financial Information, page 4

1.   Your response to prior comment number 1 indicates that the pro forma disclosures comply with Article 11 of Regulation S-X. However, the pro forma reconciliations you have provided in your response appear to be missing certain adjustments that would be required under Article 11. For example, please tell us why your pro forma financial statements do not reflect the effects of the financing (i.e. additional interest expense) associated with the Easylink acquisition.

2.   Your response to prior comment number 1 also indicates that a discussion of pro forma results would not add material value to the readers of your financial

statements. Please explain to us, in greater detail, why you believe this discussion would not add material value to the readers of your financial statements. In this respect, it appears as though a supplemental discussion in your MD&A would allow a reader to evaluate your results on a more consistent basis and understand any meaningful trends. As part of your response, explain to us why you believe that including this pro forma presentation was useful yet a discussion of these pro forma results would not be useful.

Liquidity and Capital Resources, page 30

3.   We note your response to prior comment number 2. Please confirm that in future filings you will disclose any known or reasonably likely cash requirements associated the prepayment obligations (i.e. Excess Cash Flows).

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies and Procedures

Reclassifications, page F-10

4.   We note your response to prior comment number 3 and it is unclear to us how you have concluded that these reclassifications were not errors. In this regard, it appears that the costs previously included in cost of services were not costs incurred to generate revenues but instead were customer service costs that should have been included in general and administrative expenses. Please explain, in greater detail, why you do not believe that the reclassifications represent corrections of errors. Provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered in determining that the reclassifications are not material to the individual line items, cost of services and general and administrative expenses. As part of your response, tell us how you concluded that your investors or potential investors are entirely focused on the current financial results of the combined company and not on past historical financial results and explain how you concluded that the reclassifications were not material to the combined results. In this regard, we note that the 2006 and 2007 reclassifications were approximately 10% of the combined 2008 cost of services.

Note 11. Indebtedness, page F-30

5.   Your response to prior comment number 7 indicates that the warrant holders have the option to receive the Black-Scholes value of the warrants in cash when a Fundamental Transaction occurs, however, the common shareholders may or may not receive cash. Please clarify whether you believe that the warrants should be classified as equity or as liabilities and measured at fair value. If you conclude

that the warrants should have been recorded as liabilities, please provide us with your SAB 99 analysis, including the specific quantitative and qualitative factors you considered in determining whether this error is material to your financial statements for each period presented including your quarterly financial results.

Form 10-Q for the quarterly period ended January 31, 2009

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 6. Fair Value Reporting, page 7

6.   Your response to prior comment number 8 indicates that the difference between the carrying value of the notes payable disclosed on page 8 and the amount disclosed in the balance sheet is the result of a debt discount created by the warrants and a beneficial conversion feature. Please revise your disclosures in future filings to clearly describe any differences from the carrying amount reported on your balance sheet.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Chris Davis, Assistant Chief Accountant, at (202) 551-3408, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Ryan Houseal, Staff Attorney, at (202) 551-3105 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief